UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

FOR THE MONTH OF FEBRUARY 2008
COMMISSION FILE NUMBER: 001-33602

HLS SYSTEMS INTERNATIONAL, LTD.
(Translation of registrant's name into English)
10 Jiancaicheng Middle Road
Xisanqi, Haidian District
Beijing, People's Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

The Board of Directors of HLS Systems International, Ltd. has appointed Mr. Colin Sung to the Board of Directors. Mr. Sung will serve as the Chair of the Audit Committee. Mr. Sung is currently the Chief Financial Officer and President of China Cablecom Ltd., an emerging consolidated cable network operator in Shandong province in the People’s Republic of China and a merger candidate with Jaguar Acquisition Corporation, a special purpose acquisition company. He previously served as Chief Financial Officer of Linktone Ltd. from June 2005 to January 2008. He also served as the acting Chief Executive Officer of Linktone from February 2006 to April 2006. From June 2004 until April 2005, Mr. Sung served as Corporate Controller of UTi United States, Inc., a subsidiary of UTi Worldwide Inc., a global integrated logistics company. From August 2001 until May 2004, he was the Vice President of Finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of USF Corporation, a transportation industry leader, which was acquired by GPS Logistics in October 2002. Prior to that, he was Vice President and Corporate Controller of the US operations of Panalpina Inc. Mr. Sung is a Certified Public Accountant and has a Bachelor of Science degree from William Paterson University and a Master of Business Administration degree from American Intercontinental University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HLS SYSTEMS INTERNATIONAL, LTD.

By:	/s/Wang Changli
Name:	Wang Changli
Title:	President and Chief Executive Officer

Date: February 29, 2008